Exhibit (a)(1)(F)

Dear Shareholder:

We, Riley Investment Management LLC (“RIM”), are writing on behalf of Riley Investment Partners, L.P. (“RIP”), which is a private investment fund for which we are the general partner.

RIP is offering through its wholly-owned subsidiary Riley Acquisition LLC to purchase up to 1,296,890 shares of NetManage’s (“NETM”) common stock for $5.25 per share. This represents a premium of $0.32 or approximately 6.5% over the closing price on December 6, 2006, the day before we announced this offer.

The offer is contingent, among other conditions set forth in the accompanying Offer to Purchase, on RIP’s ability to buy a minimum of 671,850 shares, representing an additional 7.1% of NETM shares over its current position. If the maximum number of shares were tendered, RIP would own approximately 19.3% of the NETM common stock after the tender offer.

Why are we doing this?

The purpose of our tender offer is to acquire a position large enough to justify RIM’s active involvement in NETM’s board of directors. We have come to the conclusion that shareholder intervention is necessary in order to salvage the remaining value that we believe still exists in NETM. As investors in NETM since December 2004 we have watched it suffer from continued revenue declines, deteriorating operational performance and a decreasing share price. We are also disappointed with NETM’s performance over the last 10 fiscal years:

•	NETM’s revenues shrunk by approximately 65%, from a high of $125 million in 1995 to $43 million in fiscal year 2005

•	NETM expensed over $164 million for research and development, and is estimated to have spent over $250 million in stock and cash to finance 10 acquisitions, while during the same time period net losses amounted to over $179 million

•	NETM’s share price fell from a historical high of $209.1 in December 1995 (as adjusted for stock dividends and splits) to $4.93 as of the close of December 6, 2006, a drop of approximately 98%.

More recently, during each of the last reported 3 consecutive quarters of 2006, NETM posted negative operating income, totaling about $(2.2) million or 8.3% of revenues.

In order to help NETM turn around its operations and with the goal of safeguarding shareholder interests, we are planning to propose the nomination of two new board members at NETM’s next annual meeting, to be held sometime in 2007. Additionally, we will bring forward a group of stockholder proposals in the next annual meeting, aimed to improve corporate governance and accountability to shareholders. If we are successful, we believe our nominees can provide a catalyst for change, bring a new perspective and help NETM improve its performance, including encouraging the board of directors to:

•	protect NETM’s balance of cash and short-term investments;

•	oppose additional acquisitions, which in our opinion have not proved value accretive for NETM shareholders;

•	put in place cost-cutting initiatives that will include the alignment of senior management and director compensation with performance;

•	examine NETM’s options to leverage its technology and customer base as a platform for alliances with larger competitors in NETM’s industry;

•	re-examine the budget and strategy of R&D projects in light of NETM’s financial results over the last decade; and

•	assess strategic alternatives to maximize and realize shareholder value.

We realize we cannot be certain our nominees will be elected, or that if elected they can help bring about change that will be reflected in increased share values. However, given the substantial effort and expense it will require to elect our nominees to the board of directors, we have decided to increase our position through a partial tender offer. This will provide us the opportunity to benefit from the improvements we hope to achieve. In addition, a tender offer allows all shareholders to sell all or part of their position with an understanding of our objectives. If we are unable to acquire a sufficiently large stake in NETM to justify our efforts, we will have less incentive to attempt to bring about change. In that event, we may decide to abandon our efforts and may decide to sell part or all of our position.

We, along with another NETM shareholder, previously made an offer to the NETM board of directors to purchase the company at $5.50 a share, which NETM rejected. Given NETM’s performance over the last 10 years, taking into account the recent decrease in share prices and the absence of a control premium, we believe this offer to buy stock for $5.25 per share is a fair price to acquire a non-controlling stake in NETM. We expect that if we are successful in our plans to elect new members with a different perspective to the NETM board, they can help to improve company operations and financial results, and focus on returning value to stockholders. In the long term we hope this will increase the NETM share price. There can of course be no guarantee we will be successful in our efforts, or that the stock market will reward such initiatives with an increase in share prices.

We encourage all holders to read the enclosed Offer to Purchase carefully, consider its terms and tender shares in response.

Sincerely,

Riley Investment Management LLC